# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Q32 Bio Inc., CIK 0001661998
CUSIP: 746964105
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 830 Winter Street, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001140361-24-046452
Filed by CIK 0000014272

## Reporting persons
- BRISTOL MYERS SQUIBB CO: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 200,244; shared voting power 0; sole dispositive power 200,244; shared dispositive power 0; aggregate amount beneficially owned 200,244 (1.64% of the class)
  Comment: Calculated based upon 12,180,701 shares of common stock, par value $0.0001 per share, outstanding as of November 1, 2024, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024

## Item 1. Issuer
Name of issuer: Q32 Bio Inc.
Address of issuer's principal executive offices: 830 Winter Street, Waltham, Massachusetts, 02451

## Item 2. Person Filing
Name of person filing: This statement is filed by the Bristol-Myers Squibb Company, referred to herein as the "Reporting Person."
Address of principal business office or, if none, residence:
Route 206 & Province Line Road
Princeton, NJ 08543
Citizenship: See response to Item 4 on the cover page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on the cover page.
Percent of class: See response to Item 11 on the cover page.
Sole power to vote or to direct the vote: See response to Item 5 on the cover page.
Shared power to vote or to direct the vote: See response to Item 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on the cover page.
Shared power to dispose or to direct the disposition: See response to Item 8 on the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- BRISTOL MYERS SQUIBB CO: /s/ Amy Fallone, Amy Fallone, Corporate Secretary (02/14/2025)